                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                             INFORMATION STATEMENT
                       PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                Lance, Inc.
                  -----------------------------------------
                                (Name of Issuer)



                       $.83-1/3 par value Common Stock
         -----------------------------------------------------------
                       (Title of Class of Securities)


                                 514606  10  2
            -----------------------------------------------------
                                 (CUSIP Number)

                              A. Zachary Smith III
                  Kennedy Covington Lobdell & Hickman, L.L.P.
                       4200 NationsBank Corporate Center
                             100 North Tryon Street
                     Charlotte, North Carolina  28202-4006
                                 704/331-7474
            -----------------------------------------------------
                                April 21, 1995
            -----------------------------------------------------
             Date of event which requires filing of this statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


        Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 6 Pages
                        (Cover Page continued on page 2)
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CUSIP No. 514606 10 2             SCHEDULE 13D   Page   2      of   6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                   Nancy Van Every McLaurin
          S.S. or I.R.S. Identification Nos. of Above Persons       ###-##-####

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization         United States of America

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power                        838,765
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                              898,020
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                            838,765
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                        898,020
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,736,785
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [  ]
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)               5.74%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*                                          IN

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         (a)     Title of Security:  Lance, Inc., $.83-1/3 par value Common
                 Stock

         (b)     Name of Issuer:  Lance, Inc.

         (c)     Address of Issuer's Principal Executive Offices:

                          8600 South Boulevard
                          Charlotte, North Carolina 28273

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Name of Person Filing:  Nancy Van Every McLaurin

         (b)     Address of Principal Business Office or, if none, Residence:

                          3828 Deckford Place
                          Charlotte, North Carolina 28211

         (c)     Present Occupation:  Private Investor

         (d)     None

         (e)     None

         (f)     Citizenship:  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mrs. McLaurin has been a director of the issuer since April 21, 1995. Since 1990, she has held a power of attorney from her mother which includes the power to vote and dispose of shares of the issuer's Common Stock owned by her mother. Mrs. McLaurin has not acquired any shares of the issuer in recent years other than shares received as gifts by her as custodian for her minor children, shares received upon the automatic reinvestment of dividends of the issuer as custodian for her children and pursuant to the grant of an option to purchase 2,500 shares of the issuer's Common Stock on May 1, 1995, which became exercisable on November 1, 1995, pursuant to the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors. Such options have not yet been exercised and Mrs. McLaurin has no present intention to exercise such options. Under the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, each eligible director (which includes Mrs. McLaurin) is automatically granted an option to purchase 1,000 shares of Common Stock on May 1 of each year at the fair market value on such date, subject to adjustment in the event


                               Page 3 of 6 Pages


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of stock dividends and splits, recapitalizations and similar transactions and subject to an aggregate limit (before such adjustment) of 100,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         See response to Item 3 above. Mrs. McLaurin has no plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

    (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the issuer;

    (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above.



                               Page 4 of 6 Pages



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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

    (a) See blocks 7 through 13 of the Cover Page. Shares include 2,500 shares as to which Mrs. McLaurin has a right to acquire pursuant to the exercise of stock options.

    (b)  See blocks 7 through 10 of the Cover Page.

    (c) On February 13, 1996, Mrs. McLaurin, at the direction of her mother, made gifts of an aggregate of 6,600 shares of the issuer's Common Stock to her mother's 11 grandchildren of which 1,800 shares were received by Mrs. McLaurin as custodian for her three children. On February 16, 1996, as custodian for her children, Mrs. McLaurin and her husband as custodian for his child acquired an aggregate of 314 shares at $16.592 per share under the issuer's automatic dividend reinvestment plan. On February 26, 1996, Mrs. McLaurin, as custodian for her children, terminated four small dividend reinvestment accounts and as a result fractional shares aggregating 3.0671 shares were sold at $16 per share.

    (d) Mrs. McLaurin's mother has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 897,880 shares of the issuer's Common Stock.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  March 18, 1996
                                            ----------------------------
                                                       Date

                                            /s/ Nancy Van Every McLaurin
                                            ----------------------------
                                                     Signature

                                               Nancy Van Every McLaurin
                                            ----------------------------
                                                        Name



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